UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

OAKLEY, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

673662102

(CUSIP Number)

Michael A. Boxer, Esq.
Senior Vice President & General Counsel
Luxottica U.S. Holdings Corp.
44 Harbor Park Drive
Port Washington, New York 11050
(516) 484-3800

with a copy to:
Jonathan Goldstein, Esq.
David A. Sakowitz, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
(212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                           The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 673662 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luxottica Group S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 44,545,715 Shares (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 44,545,715 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,545,715 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.2%

14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Persons may be deemed to have acquired beneficial ownership of these shares pursuant to agreements with Mr. Jim Jannard, Oakley, Inc.’s majority shareholder (the “Shareholder”). This figure includes 119,315 shares that the Shareholder has the right to acquire pursuant to vested options.  See Items 3 - 6 of this Schedule 13D for information concerning the agreements with respect to the voting and disposition of these shares.

CUSIP No. 673662 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Norma Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 44,545,715 Shares (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 44,545,715 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,545,715 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.2%

14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Persons may be deemed to have acquired beneficial ownership of these shares pursuant to agreements with the Shareholder. This figure includes 119,315 shares that the Shareholder has the right to acquire pursuant to vested options.  See Items 3 - 6 of this Schedule 13D for information concerning the agreements with respect to the voting and disposition of these shares.

Item 1.                    Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to shares of the common stock, $0.01 par value per share (“Shares”), of Oakley, Inc., a Washington corporation (the “Company”).  The principal executive offices of the Company are located at One Icon, Foothill Ranch, California 92610.

Item 2.                    Identity and Background.

(a)           This Schedule 13D is being filed jointly by Luxottica Group S.p.A., a company organized under the laws of the Republic of Italy (“Luxottica”), and Norma Acquisition Corp., a Washington corporation and a wholly owned subsidiary of Luxottica (“NAC” and, together with Luxottica, the “Reporting Persons”).

 (b)          Luxottica’s principal business address is:

Luxottica Group S.p.A.

Via C. Cantù 2

20123 Milan

Italy

                NAC’s registered address is:

Norma Acquisition Corp.

c/o Corporation Service Company

6500 Harbour Heights Pkwy, Suite 400

Mukilteo, Washington 98275

(c)           Luxottica, together with its consolidated subsidiaries, is a leader in the eyewear industry, with a global retail and wholesale sales network and a portfolio of owned and licensed eyewear brands.

(d)           Not applicable

(e)           Not applicable

Item 3.                    Source and Amount of Funds or Other Consideration.

Please see the disclosure in Items 4 and 5 of this Schedule 13D for information regarding the consideration for the Shares that the Reporting Persons may be deemed to have beneficially acquired.

Item 4.                    Purpose of the Transaction.

On June 20, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Luxottica and NAC, a wholly owned subsidiary of Luxottica formed for the purpose of effecting the transactions contemplated by the Merger Agreement, pursuant to which Luxottica will acquire all of the outstanding equity interests of the Company.  Pursuant to the Merger Agreement, NAC will be merged (the “Merger”) with and into the Company with the Company surviving as a wholly owned indirect subsidiary of Luxottica.  Each outstanding share of the Company’s common stock will be converted into the right to receive U.S. $29.30 per share in cash without interest, and each outstanding option will be converted into the right to receive U.S. $29.30 per share in cash less the applicable option exercise price of such option for each share of common stock underlying such option.  The total purchase price will be approximately U.S. $2.1 billion to be funded from operating cash flow, available lines of credit, and credit facilities to be available at the closing.  The transaction is expected to close in the second half of

2007. The acquisition is subject to the approval of the Company’s shareholders and the satisfaction of other customary conditions, including various governmental approvals.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement which is filed as Exhibit 1 hereto and is incorporated herein by this reference.

Item 5.                    Interest in Securities of the Issuer.

(a)           The Reporting Persons may be deemed to share beneficial ownership of 44,545,715 Shares, or approximately 64.2% of the Shares outstanding.  This amount includes 119,315 Shares that the Shareholder has the right to acquire pursuant to vested options and of which the Reporting Persons may be deemed to share beneficial ownership.  The Reporting Persons may be deemed to have acquired beneficial ownership of these Shares pursuant to the Voting Agreement, as defined and described in Item 5(c) below.

(b)           Each of the Reporting Persons may be deemed to have shared voting and dispositive power over 44,545,715 Shares pursuant to the Voting Agreement.

(c)           As an inducement to Luxottica to enter into the Merger Agreement described in Item 4 of this Schedule 13D, the Shareholder simultaneously entered into a voting agreement with Luxottica and NAC (the “Voting Agreement”) pursuant to which, among other things, he agreed: (1) to vote all of the Shares owned by him at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments or postponements thereof, or pursuant to any consent in lieu of a meeting or otherwise (A) in favor of the Merger and the approval and adoption of the Merger Agreement and (B) except for all such actions that the Company or its board of directors is permitted to take under the Merger Agreement, against (i) an Acquisition Proposal (as defined in the Merger Agreement), other than the Merger, (ii) any action or agreement (including, without limitation, any amendment of any agreement) that would result in any condition to the consummation of the Merger set forth in the Merger Agreement not being capable of being fulfilled, (iii) any action that would result in a change in those persons constituting a majority of the board of directors of the Company, other than in connection with an annual meeting of the shareholders of the Company with respect to the slate of directors proposed by the incumbent board of directors of the Company (in which case he has agreed to vote for the slate proposed by the incumbent board) or (iv) any action that would materially impede, interfere with, delay, postpone or adversely affect in any material respect the Merger and the transactions contemplated by the Merger Agreement; (2) to keep all of the Shares owned by him free and clear of all liens, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances that would limit his ability to perform his obligations under the Voting Agreement; (3) except as otherwise contemplated by the Merger Agreement or the Voting Agreement, not to (A) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of such Shares (including effecting short sales or certain derivative transactions) or enter into a contract to do any of the foregoing (except for transfers to family members or affiliates in certain circumstances), (B) grant any proxies or powers of attorney, or deposit such Shares into a voting trust or enter into a voting agreement with respect to such Shares or (C) enter into any agreement or arrangement providing for any such actions; and (4) not to exercise any dissenters’ rights in respect of such Shares that may arise with respect to the Merger.  The Shareholder also agreed to refrain from certain soliciting activities with respect to competing acquisition proposals.  The Shareholder has granted to NAC an irrevocable proxy to act for him solely with respect to the matters set forth in (1) above.

The obligations of the Shareholder under the Voting Agreement terminate upon the earliest to occur of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the first date immediately following the date on which the Company’s shareholders have adopted the Merger Agreement, (iii) the date on which the Merger Agreement is amended, or any provision thereof is waived, in either case in a manner that reduces the consideration payable to the Shareholder or is materially adverse to the Shareholder, provided, that the Shareholder shall notify Luxottica of his determination that the Termination Date (as defined below) has occurred under this clause (iii), within three business days after he first receives written notice of the execution of any such modification or waiver, setting forth, in reasonable detail, the basis for his determination, (iv) the date on which NAC or Luxottica is in material violation of the terms of the Voting Agreement, (v) the date on which the board of directors of the Company has modified or withdrawn the “Company Board Recommendation” (as defined in the Merger Agreement) pursuant to Section 5.07(c) or Section 5.07(e) of the Merger Agreement and (vi) the Final Termination Date (as defined in the Merger Agreement) (the earliest of such dates, the “Termination Date”).

This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Voting Agreement which is attached as Exhibit 2 hereto and is incorporated herein by this reference.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by this reference.

Item 7.                    Material to be Filed as Exhibits.

Exhibit	Description
Exhibit 1

Agreement and Plan of Merger by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc., dated as of June 20, 2007 (incorporated herein by reference from Exhibit 4.1 to the Current Report on Form 6-K filed by Luxottica on June 25, 2007)

Exhibit 2

Voting Agreement by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Jim Jannard, dated June 20, 2007 (incorporated by reference from Exhibit 15.1 to the Current Report on Form 6-K filed by Luxottica on June 25, 2007)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 29, 2007

LUXOTTICA GROUP S.p.A.

By:	/s/ Enrico Cavatorta
Name: Enrico Cavatorta
Title: Chief Financial Officer

NORMA ACQUISITION CORP.

By:	/s/ Enrico Cavatorta
Name: Enrico Cavatorta
Title: President

EXHIBITS

Exhibit	Description
Exhibit 1

Agreement and Plan of Merger by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc., dated as of June 20, 2007 (incorporated herein by reference from Exhibit 4.1 to the Current Report on Form 6-K filed by Luxottica on June 25, 2007)

Exhibit 2

Voting Agreement by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Jim Jannard, dated June 20, 2007 (incorporated herein by reference from Exhibit 15.1 to the Current Report on Form 6-K filed by Luxottica on June 25, 2007)